March 10, 2017
H. Roger Schwall
Assistant Director
Office of Natural Resources
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:      Sanz Solutions Inc.
Offering Statement on Form 1-A
File No. 024-10619

RE: Request for Qualification
Dear Mr. Schwall;
Sanz Solutions Inc. hereby requests that its registration statement on Form 1-A, File No. 024-10619 be qualified.  We request that the registration be qualified on March 14, 2017, at  4 p.m. EST, as assumed or thereafter as practical.  There is no participant who is required to clear their compensation arrangements with FINRA.
The Company hereby acknowledges that company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Regards,

Very truly yours,

/s/ Juan Usatorres
Juan Usatorres
President and Director
Sanz Solutions Inc.